UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 1, 2022

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distribution Declaration

On September 1, 2022, the Manager to each of the following series (each a “Series” and collectively the “Series”) of Landa App 2 LLC, declared and paid a cash distribution (the “Distribution”) for such Series for the month of August 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series (“Shares”) will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$167.00	$0.002
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$649.00	$0.065
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC	$770.00	$0.077
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$569.00	$0.012
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC(2)	$0.00	$0.000
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	$663.00	$0.066
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC(3)	$1,121.00	$0.112
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$864.00	$0.086

(1)	Distributions by each Series were made based on the total Shares outstanding as of August 31, 2022.

(2)	The Manager is in the process of vacating the tenant from the Property. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series’ Shares for this Distribution Period. Once vacant, this Series will not earn any income and the Manager will not earn its Management Fee on Property until the Manager enters into a new lease agreement with a tenant for the Property.

(3)	The tenant occupying this Property has not paid their rent for the month of August. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Company’s Offering Circular to pay each of the holders of this Series’ Share a Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circular available here.

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2022

LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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